List of Subsidiaries of Focus Entertainment International, Inc.
Operating Subsidiary	Percentage Ownership of Company
Midtown Visuals, Inc.	100%
Morrison Distributors, Inc.	100%
Innovative Visuals, LLC	50.1%
N.Y. Video, LLC	55.05%
Exciting Visuals, LLC	58.33%
Northside Visuals, LLC	85.521%
Unique Visuals, LLC	86.172%
Fantastic Visuals, LLC	51.25%
Creative Visuals, LLC	100%
Federal Visuals, LLC	95%
Chesire Visuals, LLC	100%